The information in this preliminary pricing supplement is not complete and may be changed.   This preliminary pricing supplement and the accompanying prospectus, prospectus supplement and index supplement do not constitute an offer to sell these securities, and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Pricing Supplement dated February 3, 2012

Preliminary Pricing Supplement (To the Prospectus dated August 31, 2010, the Prospectus Supplement dated May 27, 2011 and Index Supplement dated May 31, 2011)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-169119

$[•] Buffered SuperTrackSM Digital Notes due February 28, 2014 Linked to the Performance of the S&P 500® Index Global Medium-Term Notes, Series A, No. E-7123

Terms used in this preliminary pricing supplement, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC
Initial Valuation Date:	February 27, 2012
Issue Date:	February 29, 2012
Final Valuation Date:	February 25, 2014*
Maturity Date:	February 28, 2014**
Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 in excess thereof
Reference Asset:	S&P 500® Index (the “Index”) (Bloomberg ticker symbol “SPX <Index>“)
Digital Percentage:	[12.00% - 17.00%]*** ***The actual Digital Percentage will be determined on the Initial Valuation Date and will not be less than 12.00%
Buffer Percentage:	20.00%
Payment at Maturity:

If you hold your Notes to maturity, you will receive (in each case, subject to our credit risk) a cash payment determined as follows:

If the Index Return is equal to or greater than 0.00%, you will receive a cash payment per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 x Digital Percentage]

If the Index Return is less than 0.00% and equal to or greater than -20.00%, you will receive (subject to our credit risk) the principal amount of your Notes at maturity.

If the Index Return is less than -20.00%, you will receive a cash payment per $1,000 principal amount Note equal to (a) $1,000 plus (b) $1,000 times (i) the Index Return plus (ii) the Buffer Percentage. Accordingly, if the Index Return is less than -20.00%, your payment per $1,000 principal amount Note will be calculated as follows:

$1,000 + [$1,000 x (Index Return + 20.00%)]

If the Index declines by more than 20% from the Initial Level  to the Final Level, you will lose 1% of the principal amount of your Notes for every 1% that the Index Return falls below -20%.  You may lose up to 80% of your principal.  Any payment on the Notes, including any principal protection feature, is subject to the creditworthiness of the Issuer and is not guaranteed by any third party. For a description of risks with respect to the ability of Barclays Bank PLC to satisfy its obligations as they come due, see “Credit of Issuer” in this preliminary pricing supplement.

Index Return:	The performance of the Index from the Initial Level to the Final Level, calculated as follows: Final Level – Initial Level Initial Level
Initial Level:	[•], the Index Closing Level on the Initial Valuation Date.
Final Level:	The Index Closing Level on the Final Valuation Date.
Index Closing Level:

For any valuation date, the closing level of the Index published at the regular weekday close of trading on that valuation date as displayed on Bloomberg Professional® service page “SPX<Index>“ or any successor page on Bloomberg Professional® service or any successor service, as applicable. In certain circumstances, the closing level of the Index will be based on the alternate calculation of the Index as described in “Reference Assets—Adjustments Relating to Securities with the Reference Asset Comprised of an Index or Indices” starting on page S-102 of the accompanying prospectus supplement.

Calculation Agent:	Barclays Bank PLC
CUSIP/ISIN:	06738KM24 and US06738KM243

*                   Subject to postponement in the event of a market disruption event and as described under “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Equity Securities” in the prospectus supplement.

**              Subject to postponement in the event of a market disruption event and as described under “Terms of the Notes—-Maturity Date” and “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Equity Securities” in the prospectus supplement.

Investing in the Notes involves a number of risks.  See “Risk Factors” beginning on page S-6 of the prospectus supplement, “Risk Factors” beginning on page PPS-3 of the index supplement and “Selected Risk Considerations” beginning on page PPS-3 of this preliminary pricing supplement.

The Notes will not be listed on any U.S. securities exchange or quotation system.  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this preliminary pricing supplement is truthful or complete.   Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public	Agent’s Commission‡	Proceeds to Barclays Bank PLC
Per Note	100%	2.50%	97.50%
Total	$	$	$

‡ Barclays Capital Inc. will receive commissions from the Issuer equal to 2.50% of the principal amount of the notes, or $25 per $1,000 principal amount, and may retain all or a portion of these commissions or use all or a portion of these commissions to pay selling concessions or fees to other dealers.  Accordingly, the percentage and total proceeds to Issuer listed herein is the minimum amount of proceeds that Issuer receives.

You may revoke your offer to purchase the Notes at any time prior to the pricing as described on the cover of this preliminary pricing supplement.  We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance.  In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes in which case we may reject your offer to purchase.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this preliminary pricing supplement together with the prospectus dated August 31, 2010, as supplemented by the prospectus supplement dated May 27, 2011 and the index supplement dated May 31, 2011 relating to our Global Medium-Term Notes, Series A, of which these Notes are a part.  This preliminary pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours.  You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement and the index supplement, as the Notes involve risks not associated with conventional debt securities.  We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated August 31, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510201448/df3asr.htm

•	Prospectus Supplement dated May 27, 2011:

http://www.sec.gov/Archives/edgar/data/312070/000119312511152766/d424b3.htm

•	Index Supplement dated May 31, 2011:

http://www.sec.gov/Archives/edgar/data/312070/000119312511154632/d424b3.htm

Our SEC file number is 1-10257.  As used in this preliminary pricing supplement, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Index?

The following table illustrates the hypothetical total return at maturity on the Notes.  The “total return” as used in this preliminary pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount Note to $1,000.  The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes.  The numbers appearing in the following table and examples have been rounded for ease of analysis.  Note that, for purposes of the hypothetical total returns set forth below, we are assuming an Initial Level of 1,316.33 and a Digital Percentage of 12.00%.  The examples below do not take into account any tax consequences from investing in the Notes.

Final Level	Index Return	Payment at Maturity*	Total Return on Notes
2,632.66	100.00%	$1,120.00	12.00%
2,501.03	90.00%	$1,120.00	12.00%
2,369.39	80.00%	$1,120.00	12.00%
2,237.76	70.00%	$1,120.00	12.00%
2,106.13	60.00%	$1,120.00	12.00%
1,974.50	50.00%	$1,120.00	12.00%
1,842.86	40.00%	$1,120.00	12.00%
1,711.23	30.00%	$1,120.00	12.00%
1,579.60	20.00%	$1,120.00	12.00%
1,447.96	10.00%	$1,120.00	12.00%
1,415.05	7.50%	$1,120.00	12.00%
1,382.15	5.00%	$1,120.00	12.00%
1,349.24	2.50%	$1,120.00	12.00%
1,316.33	0.00%	$1,120.00	12.00%
1,250.51	-5.00%	$1,000.00	0.00%
1,184.70	-10.00%	$1,000.00	0.00%
1,118.88	-15.00%	$1,000.00	0.00%
1,053.06	-20.00%	$1,000.00	0.00%
921.43	-30.00%	$900.00	-10.00%
789.80	-40.00%	$800.00	-20.00%
658.17	-50.00%	$700.00	-30.00%
526.53	-60.00%	$600.00	-40.00%
394.90	-70.00%	$500.00	-50.00%
263.27	-80.00%	$400.00	-60.00%
131.63	-90.00%	$300.00	-70.00%
0.00	-100.00%	$200.00	-80.00%

*per $1,000 principal amount Note

PPS-1

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Index increases from an Initial Level of 1,316.33 to a Final Level of 1,579.60.
Because the Index Return of 20.00% is not less than 0.00%, the investor receives a payment at maturity of $1,120.00 per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 x 12.00%] = $1,120.00

The total return on the investment of the Notes is 12.00%.

Example 2: The level of the Index decreases from an Initial Level of 1,316.33 to a Final Level of 1,250.51.

Because the Index Return of -5.00% is less than 0.00% but is not less than -20.00%, the investor will receive a payment at maturity of $1,000 per $1,000 principal amount Note.

The total return on the investment of the Notes is 0.00%.

Example 3: The level of the Index decreases from the Initial Level of 1,316.33 to a Final Level of 921.43.

Because the Index Return of -30.00% is less than -20.00%, the investor will receive a payment at maturity of $900.00 per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 x (-30.00% + 20.00%)] = $900.00

The total return on the investment of the Notes is -10.00%.

Selected Purchase Considerations

•                  Market Disruption Events and Adjustments—The Final Valuation Date, the Maturity Date and the payment at maturity are subject to adjustment as described in the following sections of the prospectus supplement:

o                 For a description of what constitutes a market disruption event with respect to the Index as well as the consequences of that market disruption event, see “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Equity Securities”; and

o                 For a description of further adjustments that may affect the Index, see “Reference Assets—Indices—Adjustments Relating to Securities with the Reference Asset Comprised of an Index”.

•                  Digital Percentage—The Notes provide the opportunity to entitle you to a payment at maturity equal to the Digital Percentage multiplied by the principal amount of your Notes in the event that the Index Return is greater than or equal to 0.00%.  The Digital Percentage will be set on the Initial Valuation Date and will not be less than 12.00%.  Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due and is not guaranteed by any third party.

•                  Exposure to U.S. Equities of the S&P 500® Index—The payment, if any, at maturity of the Notes is linked to the S&P 500® Index.  The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets.  For additional information about the Index, see the information set forth under “Non-Proprietary Indices—Equity Indices— S&P 500® Index” in the Index Supplement.

•                  Material U.S. Federal Income Tax Considerations— The material tax consequences of your investment in the Notes are summarized below.  The discussion below supplements the discussion under “Certain U.S. Federal Income Tax

PPS-2

Considerations” in the accompanying prospectus supplement.  As described in the prospectus supplement, this section applies to you only if you are a U.S. holder (as defined in the accompanying prospectus supplement) and you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement (for example, if you did not purchase your Notes in the initial issuance of the Notes).

The United States federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described below.  Pursuant to the terms of the Notes, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to characterize your Notes as a pre-paid cash-settled executory contract with respect to the Index.  If your Notes are so treated, you should generally recognize capital gain or loss upon the sale or maturity of your Notes in an amount equal to the difference between the amount you receive at such time and the amount you paid for your Notes.  Such gain or loss should generally be long-term capital gain or loss if you have held your Notes for more than one year.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your Notes in the manner described above.  This opinion assumes that the description of the terms of the Notes in this preliminary pricing supplement is materially correct.

As discussed further in the accompanying prospectus supplement, the Treasury Department and the Internal Revenue Service are actively considering various alternative treatments that may apply to instruments such as the Notes, possibly with retroactive effect.  Other alternative treatments for your Notes may also be possible under current law.  For example, it is possible that your Notes could be treated as an investment unit consisting of (i) a debt instrument that is issued to you by us and (ii) a put option in respect of the Index that is issued by you to us.  For a discussion of the tax considerations applicable to this alternative treatment, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Deposits and Put Options” in the accompanying prospectus supplement.

For a further discussion of the tax treatment of your Notes as well as other possible alternative characterizations, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Executory Contracts” in the accompanying prospectus supplement.  You should consult your tax advisor as to the possible alternative treatments in respect of the Notes.  For additional, important considerations related to tax risks associated with investing in the Notes, you should also examine the discussion in “Selected Risk Considerations—Taxes”, in this preliminary pricing supplement.

“Specified Foreign Financial Asset” Reporting.  Under legislation enacted in 2010, owners of “specified foreign financial assets” with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshold), may be required to file an information report with respect to such assets with their tax returns.  “Specified foreign financial assets” generally include any financial accounts maintained by foreign financial institutions as well as any of the following (which may include your Notes), but only if they are not held in accounts maintained by financial institutions:  (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities.  Holders are urged to consult their tax advisors regarding the application of this legislation to their ownership of the Notes.

Selected Risk Considerations

An investment in the Notes involves significant risks.  Investing in the Notes is not equivalent to investing directly in the Index or the components of the Index.  These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement and the index supplement, including the risk factors discussed under the following headings:

•                  “Risk Factors—Risks Relating to All Securities”;

•                  “Risk Factors—Additional Risks Relating to Notes Which Pay No Interest”;

•                  “Risk Factors—Additional Risks Relating to Securities with Reference Assets That Are Equity Securities or Shares or Other Interests in Exchange-Traded Funds, That Contain Equity Securities or Shares or Other Interests in Exchange-Traded Funds or That Are Based in Part on Equity Securities or Shares or Other Interests in Exchange-Traded Funds”;

•                  “Risk Factors—Additional Risks Relating to Notes Which Are Not Characterized as Being Fully Principal Protected or Are Characterized as Being Partially Protected or Contingently Protected”; and

•                  “Risk Factors—Additional Risks Relating to Digital Notes”.

In addition to the risks described above, you should consider the following:

•                  Your Investment in the Notes May Result in Significant Loss—The Notes do not guarantee any return of principal.  The payment, if any, at maturity of the Notes is linked to the performance of the Index and will depend on whether, and the extent

PPS-3

to which, the Index Return is positive or negative.  If the Index declines by more than 20.00% from the Initial Level to the Final Level, you will lose 1% of the principal amount of your Notes for every 1% that the Index Return falls below -20.00%.  You may lose up to 80% of the principal amount of your Notes.

•                  Credit of Issuer—The Notes are senior unsecured debt obligations of the issuer, Barclays Bank PLC and are not, either directly or indirectly, an obligation of any third party.  Any payment to be made on the Notes, including any principal protection provided at maturity, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due and is not guaranteed by any third party.  In the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes.

•                  Limited Protection Only at Maturity and Only to the Extent Afforded by the Buffer Percentage—If the Index Return is negative, you will receive (subject to our credit risk) the principal amount of your Notes at maturity only if the Index declines form the Initial Level to the Final Level by a percentage less than the Buffer Percentage of 20.00%.  Any payment on the Notes, including any principal protection feature, is subject to the creditworthiness of the Issuer and is not guaranteed by any third party. For a description of risks with respect to the ability of Barclays Bank PLC to satisfy its obligations as they come due, see “Credit of Issuer” in this preliminary pricing supplement.

•                  Your Gain, if Any, on the Notes Is Limited to the Digital Percentage—If the Index Return is equal to or greater than 0.00%, you will receive at maturity the principal amount of your Notes plus an additional amount per $1,000 principal amount Note equal to $1,000 times the Digital Percentage, regardless of any appreciation of the Index in excess of the Digital Percentage, which may be significant.  The Digital Percentage will be set on the Initial Valuation Date and will not be less than 12.00%.  If the Index Return is equal to or greater than 0.00%, you will not participate in any appreciation of the Index or receive any amount other than the payment at maturity as described in this preliminary pricing supplement.

•                  The Payment at Maturity of Your Notes is Not Based on the Level of the Index at Any Time Other than the Final Level of the Index on the Final Valuation Date as Compared to the Initial Level of the Index on the Initial Valuation Date—The Final Level of the Index and the Index Return will be based solely on the Index Closing Level on the Final Valuation Date (subject to adjustments as described in the prospectus supplement). Therefore, if the Index Closing Level drops precipitously on the Final Valuation Date, the payment at maturity, if any, that you will receive for your Notes may be significantly less than it would otherwise have been had the payment at maturity been linked to the level of the Index prior to such drop.  The level of the Index on the Maturity Date or at other times during the term of your Notes may be higher than the Final Level of the Index on the Final Valuation Date but the calculation of any payment at maturity of the Notes will not take into account any such level of the Index other than the Final Level on the Final Valuation Date.

•                  No Interest or Dividend Payments or Voting Rights—As a holder of the Notes, you will not receive any periodical  interest payments under the Notes, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities comprising the Index would have.

•                  Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this preliminary pricing supplement is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates.  As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you.  The Notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your Notes to maturity.

•                  Lack of Liquidity—The Notes will not be listed on any securities exchange.  Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily.  Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

•                  Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes.  In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•                  Taxes— The U.S. federal income tax treatment of the Notes is uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described above.  As discussed further in the accompanying prospectus supplement, the Internal Revenue Service issued a notice in 2007 indicating that it and the Treasury Department are actively considering whether, among other issues, you should be required to accrue interest over the term of an instrument such as the Notes and whether all or part of the gain you may recognize upon the sale or maturity of an instrument such as the Notes could be treated as ordinary income.  Similarly, the Internal Revenue Service and the Treasury Department have current projects open with regard to the tax treatment of pre-paid forward contracts, contingent notional principal contracts and other derivative contracts.  While it is impossible to anticipate how any ultimate guidance would affect the tax treatment of instruments such as the Notes (and while any such guidance may be issued on a prospective basis only), such guidance could be applied retroactively and could in any case increase the likelihood that you will be required to accrue income over the term of an instrument such as the Notes even though you will not receive any payments with respect to the Notes until

PPS-4

maturity.  The outcome of this process is uncertain.  You should consult your tax advisor as to the possible alternative treatments in respect of the Notes.

•                  Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the level of the Index on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

o      the expected volatility of the Index and securities comprising the Index;

o      the time to maturity of the Notes;

o      the dividend rate on the common stocks underlying the Index;

o      interest and yield rates in the market generally;

o      a variety of economic, financial, political, regulatory or judicial events;

o      supply and demand for the Notes; and

o      our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Historical Information

The following graph sets forth the historical performance of the Index based on the daily Index closing level from August 27, 2003 through January 27, 2012. The Index closing level on January 27, 2012 was 1,316.33.

We obtained the Index closing levels below from Bloomberg, L.P.  We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg, L.P.  The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index Closing Level on the Final Valuation Date.  We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

    PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We will agree to sell to Barclays Capital Inc. (the “Agent”), and the Agent will agree to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of the related pricing supplement, the document that will be filed pursuant to Rule 424(b) containing the final pricing terms of the Notes. The Agent will commit to take and pay for all of the Notes, if any are taken.

PPS-5